SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.074/0001-73 NIRE 35.3.001.587.9-2

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part”) hereby informs that a Corporate Reorganization was carried out on this date between its controlling Companies, resulting in the merger, into Portelcom Participações S.A. (“Portelcom”), of the companies Tagilo Participações Ltda., Sudestecel Participações Ltda. and Avista Participações Ltda., whereby the merged companies were extinguished. We further inform that Vivo Brasil Comunicações  Ltda., 100% of which was previously owned by Brasilcel N.V., was also merged into Portelcom.

At this same date, Brasilcel N.V. increased the capital stock of Portelcom by transferring 1,910,428 common shares of Vivo Part to Portelcom. Additionally, we make it clear that the ultimate shareholding control was not changed and that the reorganization does not involve Vivo Part, but rather only the controlling group companies holding shares in Vivo Part.

Whereas on last Friday, 11/13/2009, Telemig Celular Participações S.A. (“TCP”) was merged into Vivo Part, with consequent extinguishment of TCP, the chart below shows the new Shareholding Structure of Vivo Part after the above mentioned corporate events:

The above referred changes allowed the corporate structure of the group companies to be simplified.

São Paulo, November 19, 2009.

Cristiane Barretto Sales
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ir@vivo.com.br
Information available from: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.